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                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934

                   (Amendment No.     )*


                  CAPITAL RE CORPORATION
                 ------------------------
                     (Name of Issuer)


                COMMON STOCK, $.01 PAR VALUE
                ----------------------------
               (Title of Class of Securities)


                       140432 10 5
                     ---------------
                     (CUSIP Number)

Check the following box if a fee is being paid with this
statement      . (A fee is not required only if the filing
person:(1)has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendments subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             13G

CUSIP NO.  140432 10 5

1.   NAME OF REPORTING PERSON:           Constellation
                                         Investments, Inc.
     S.S. OR I.R.S.
     IDENTIFICATION NO.
     OF ABOVE PERSON:                    52-1336858

2.   CHECK THE APPROPRIATE
     BOX IF A MEMBER OF
     A GROUP                             (a)
                                               X
                                            -------
                                         (b)
                                            ------

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE
     OF ORGANIZATION                     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                   0*

6.   SHARED VOTING POWER                 2,481,920**

7.   SOLE DISPOSITIVE POWER              0

8.   SHARED DISPOSITIVE POWER            2,481,920**

9.   AGGREGATE AMOUNT
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON               2,481,920**

10.  CHECK BOX IF THE AGGREGATE
     AMOUNT IN ROW (9) EXCLUDES             X
     CERTAIN SHARES                      -------

11.  PERCENT OF CLASS
     REPRESENTED BY AMOUNT
     IN ROW 9                            15.65%

12.  TYPE OF REPORTING
     PERSON                              CO

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*  The Reporting Person may be deemed to have shared voting power with respect to, and to be the beneficial owner of, the shares owned by other persons. See the disclosure in
Item 4. The Reporting Person expressly disclaims any beneficial ownership of the shares owned by other persons referred on Item 4.

** Baltimore Gas and Electric Company is the ultimate parent of Constellation Investments, Inc., but disclaims any beneficial ownership of the shares owned by Constellation
Investments, Inc.

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Item 1.

    (a)Name of Issuer:

             Capital Re Corporation

    (b)Address of Issuer's Principal Executive Offices:

             1325 Avenue of  the Americas
             18th Floor
             New York, New York 10019

Item 2.

    (a)Constellation Investments, Inc.
    (b)250 W. Pratt Street, 23rd Floor
       Baltimore, Maryland  21201
    (c)Maryland
    (d)Common Stock, $.01 par value
    (e)140432 10 5


Item 3. Not Applicable


Item 4. Ownership

  (a) Amount
      Beneficially
      Owned                 2,481,920
  (b) Percent of  Class      15.65%
  (c) Sole Voting Power        0
      Shared Voting Power   2,481,920 ***
      Sole Dispositive
      Power                    0
      Shared Dispositive
      Power                 2,481,920 ***

Item 5.  Not Applicable

Item 6.  Not Applicable

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

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***  Constellation Investments, Inc., Minnesota Power &
Light Company, Mr. Michael E. Satz and Mr. Jerome J. Jurschak are parties to a Stockholders' Agreement dated as of January 17, 1992 (the "1992 Stockholders Agreement").
The 1992 Stockholders' Agreement requires the parties thereto, beneficially owning approximately 40.93% of the Common Stock in aggregate, to vote their shares at all elections in favor of the Chief Executive Officer of the Corporation, two directors designated by each of Minnesota Power & Light Company and Constellation Investments, Inc. (The "Institutional Stockholders") holding at least 13% of the outstanding voting stock of the Corporation and one director nominated by each Institutional Stockholder holding at least 8% and up to 13% of that stock. The parties have also agreed to vote for the removal of a designated director only for cause or if requested by the designating Institutional Stockholder. Sibag Financial Corporation, previously a party to the 1992 Stockholders' Agreement, has disposed of its shares in Capital Re Corporation and is no longer party to the agreement. Under the foregoing arrangements, Constellation Investments, Inc. may be deemed to have shared voting power with respect to the shares of all parties to the 1992 Stockholders' Agreement and, accordingly, may be deemed to be the beneficial owner of the shares held by all parties to the l992 Stockholders' Agreement. Constellation Investments, Inc. expressly disclaims any beneficial ownership of the shares owned by the other reporting persons.

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                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February  14 , 1997
------------------------
Dated

/s/ Steven D. Kesler
------------------------
Signature

Steven D. Kesler
------------------------
Name  President, Constellation Investments, Inc.